UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON CO

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON PN

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON PN

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON CO

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON CO

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[2]
14.	TYPE OF REPORTING PERSON IN

1          See item 5 below.

2          Percentage calculated based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

INTRODUCTORY NOTE

This amendment No. 5 (this “Amendment No. 5”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 5 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 5 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013, August 17, 2015, August 21, 2015 and February 9, 2016, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

In connection with the announcement made by the Issuer on February 4, 2016 regarding initiating a process (the “Process”) to identify, examine and consider a range of strategic alternatives available to the Issuer, GL Management, Jade Park Investments Limited, Bank of China Group Investment Limited and ABG Management Limited (each a “Sponsor” and collectively, the “Sponsors”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the parties thereto agreed to cooperate and proceed in good faith to participate in the Process and/or the transaction contemplated under the Process (the “Transaction”), including taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Sponsors have also agreed to work exclusively with each other in connection with the Process for a period of six months (or a shorter period if the Consortium Agreement is terminated before then) on the terms and subject to the conditions set forth in the Consortium Agreement. The description of the Consortium Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement, which has been filed as Exhibit 2 to this statement and which is incorporated herein by reference in its entirety.

In light of the Issuer’s requirement of confidentiality with regard to the Process, the Reporting Persons do not intend to update the Schedule 13D regarding any proposals which may be submitted to the Issuer in response to any specific or general invitation from the Issuer in connection with the Process or the status of any negotiation regarding any such proposals unless and until either the Sponsors and/or their respective affiliates enter into any definitive agreement with the Issuer in connection therewith or GL Management and/or its affiliates cease to participate in the Process.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby supplemented as follows:

Pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons, the other Sponsors and certain of their respective affiliates may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any Common Stock as may be beneficially owned by Jade Park Investments Limited, Bank of China Group Investment Limited or ABG Management Limited, or any of their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the principal terms of the Consortium Agreement under Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 2	Consortium Agreement, by and among GL Capital Management GP Limited, Jade Park Investments Limited, Bank of China Group Investment Limited and ABG Management Limited, dated as of February 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li